SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company U.S. Employees’ Profit

Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’ Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages ten and eleven of this report, together referred to as “supplemental information” are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 22, 2007

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value	$221,292,142	$205,310,293

Receivables:
Participating employer contributions	8,157,551	8,007,490

Total assets	229,449,693	213,317,783

LIABILITIES:

Current liabilities	132,908	132,908

Total liabilities	132,908	132,908

NET ASSETS AVAILABLE FOR BENEFITS	$229,316,785	$213,184,875

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Investment income:
Interest and dividends	$8,177,856
Loan repayment interest	189,284

Total investment income	8,367,140

Contributions:
Participating employers	8,203,571
Participants	11,143,744
Rollovers	1,153,573

Total contributions	20,500,888

Net appreciation in fair value of investments	13,655,466

Total additions	42,523,494

DEDUCTIONS:
Benefits paid to participants	26,315,768
Other expenses	75,816

Total deductions	26,391,584

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	16,131,910

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	213,184,875

End of year	$229,316,785

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Merrill Lynch Trust Company, FSB serves as trustee and custodian of the plan.

Contributions and Eligibility—

a)

Deferred Contribution—The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media, Inc. (d/b/a Ford Motor Media), JWT Specialized Communications Inc., the Gepetto Group, LLC, Foresteria, Inc., Brouillard Communications, Inc., JWT Technology, Inc., MJM Creative Services, Inc. and WPP Group USA, Inc. (each an indirect wholly-owned subsidiary of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees (excluding employees classified as temporary employees) become eligible to participate in the Plan on the first day of the month following their employment commencement date. Effective January 1, 2006, temporary employees are no longer excluded from the Plan. In addition, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Participating employees, who are non-highly compensated, may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. Participating employees who are considered highly compensated employees (as defined by the Internal Revenue Service (“IRS”)), may contribute between 1% and 12% (up to the annual federal dollar limit for these contributions). Effective January 1, 2006, these employees may contribute up to 18%. For plan years 2006 and 2005, participating compensation is limited to $220,000 and $210,000, respectively.

b)

Matching Contribution—The relevant Participating Employer determines annually whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

c)

Catch-Up Contributions—Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

d)

Profit Sharing Contribution—The Profit Sharing portion of the Plan is available to all U.S. employees of the Participating Employers other than employees of JWT Specialized Communications, Inc. who have completed two years of qualifying service

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

before completing a one-year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting—Deferred Contributions, Catch-Up contributions and their related earnings are 100% vested and nonforfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses.

Profit Sharing Contributions and their related earnings are 100% vested and nonforfeitable.

Forfeited Accounts—At December 31, 2006 and 2005, forfeited non-vested accounts totaled $156,042 and $173,546, respectively. These accounts were used to reduce the 2005 contribution from Participating Employers.

Participant Loans—The Plan provides for loan and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. Interest, charged at a fixed rate on loans, is a commercially reasonable rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Borrowers earn only this fixed rate of interest on their outstanding loan balance. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During plan years 2006 and 2005, the interest rates on loans ranged from 5% to 11%.

Payment of Benefits—Distributions from the Plan are made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon attaining age 59  1/2, a participant may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions, Catch-Up Contributions, Rollover Contributions or Voluntary Contributions, including earnings thereon, for any reason.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides various investment options. The Plan’s mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition—Investments are stated at fair value, which is determined by reference to quoted market prices of securities traded on a national securities exchange. Securities transactions are recorded on a trade-date basis (the date the order to buy or sell is executed). The market value of the securities at the beginning of the Plan year or at time of purchase during the year is used to establish the basis of securities sold.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

3. INVESTMENTS

The Plan’s investments are held in a trust fund. The following is a schedule of investments that represent 5% or more of total net assets available for benefits as of December 31, 2006 and 2005:

	2006		2005
Description of Investment	Shares	$ Value	Shares	$ Value
Alger Midcap Growth Institutional Portfolio	959,642	16,246,734	954,356	15,956,840
Blackrock Government	1,758,317	18,866,741	—	—
Blackrock Government GRW I	1,082,232	21,547,235	—	—
Davis NY Venture Fund Cl A	516,137	20,103,515	518,239	17,656,388
Equity Index Trust CIT TI	844,153	14,080,480	847,282	12,217,813
Merrill Lynch Growth Fund Cl 1	—	—	1,068,860	20,468,662
Merrill Lynch Retirement Preservation Trust	29,536,688	29,536,688	27,971,975	27,971,975
Merrill Lynch US Government Fund	—	—	1,926,143	19,396,256
MRJ Value Equity Fund	977,255	20,600,536	1,085,515	20,299,137
Pimco Total Return Fund	1,667,234	17,305,892	1,624,424	17,056,447
Thornburg International Value Fund A	653,063	18,945,373	580,335	13,864,191
WPP Group plc	166,423	11,280,154	178,676	9,648,494

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $13,655,466 as follows:

WPP Group plc stock	$2,383,952
Trusts	1,907,706
Mutual funds	9,363,808

Total net appreciation	$13,655,466

4. PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

5. FEDERAL INCOME TAXES

The Internal Revenue Service (“IRS”) has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-Up Contributions or Matching Contributions or on income earned by the Plan. Upon termination of employment, lump-sum distributions made by the Plan to participants, their estates, or beneficiaries in excess of the participants’ Voluntary Contributions, are subject to federal income taxes. Distributions representing Voluntary Contributions are not taxable.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by Merrill Lynch Investment Managers, LP and Merrill Lynch Trust Company, FSB, who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the American Depositary Receipts of WPP Group plc (“WPP”), a party-in-interest. The Plan held 166,423 shares of WPP stock valued at $11,280,154 at December 31, 2006 and 178,676 shares valued at $9,648,494 at December 31, 2005.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

EIN: 13-1378860	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
PN: 010	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	WPP Group plc	Common stock	**	$11,280,154
*	ML Ret Preservation Trust	Common Collective Trust	**	29,536,688
	Fidelity Adv Intl T	Mutual fund	**	8,755,808
	Alger MidCap Grw Instl Port	Mutual fund	**	16,246,734
*	Equity Index Trust C IT	Mutual fund	**	14,080,480
*	Blackrock Government	Mutual fund	**	18,866,741
*	Blackrock Government Fund GR W I	Mutual fund	**	21,547,235
	Pimco Total Return Fund	Mutual fund	**	17,305,892
	Allianz NFJ Small-Cap Val A AD	Mutual fund	**	7,879,966
	Lord Abbett MidCap Value FD Y	Mutual fund	**	10,409,380
	Thornburg Int’l Value C L I	Mutual fund	**	18,945,373
	Fidelity Adv Small Cap FD CL T	Mutual fund	**	2,553,805
	Davis NY Venture Cl A	Mutual fund	**	20,103,515
	MR J Value Equity Fund	Managed Fund	**	20,600,536
	Pending Settlement			650
	Cash and accrued income			104,145
*	Participant Loans	Participant loans (maturing 2007 to 2026 at interest rates of 5 % to 11% )		3,075,040

	Total assets			$221,292,142

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT
SHARING AND MATCHED SAVINGS PLAN

FORM 5500, LINE 4a—
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2006

13-1378860

PN: 010

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$11,541	$—	$11,541	$—	$—

The single item listed above refers to certain participant contributions that were deposited to the Plan in a delayed manner, caused by an inadvertent administrative error. JWT fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 28, 2007	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm